Filed Pursuant to Rule 433
Registration No: 333-134553

LEHMAN BROTHERS HOLDINGS INC.
EXTENDIBLE FLOATING RATE SENIOR NOTES TERM SHEET

Issuer:	Lehman Brothers Holdings Inc.

Ratings:	A1 (Moody’s)/A+ (S&P)/AA- (Fitch)

Principal Amount:	$272,200,000

Security Type:	Extendible Floating Rate Senior Notes

Legal Format:	SEC Registered Medium Term Notes

Issue Price:	100%

Trade Date:	September 26, 2007

Settlement Date:	September 28, 2007 (T+2)

Initial Maturity Date:

October 22, 2008, provided that if such day is not a Business Day, the payment of principal and interest may be made on the immediately preceding Business Day as if it were made on the date that the payment was due

Final Maturity Date:

February 22, 2009, provided that if such day is not a Business Day, the payment of principal and interest may be made on the immediately preceding Business Day as if it were made on the date that the payment was due

Maturity Extension Option:

The notes will mature on the Initial Maturity Date, unless the maturity of all or any portion of the principal amount of the notes is extended in accordance with the procedures described below. In no event will the maturity of the notes be extended beyond the Final Maturity Date.

During an Election Notice Period for any Election Date you may elect to extend the maturity of all or any portion of the principal amount of your notes (in any multiple of $1,000 or integral multiples of $1,000 thereof) so that the maturity of your notes will be extended to the date occurring 366 calendar days from and including the 22nd day of the next succeeding month, provided that if such day is not a Business Day, the extended maturity date will be the immediately preceding Business Day.

Election Date:	22nd day of each month, from October 22, 2007 to January 22, 2008, inclusive

Election Notice Period:	The Election Notice Period for each Election Date will begin five New York Business Days prior to an Election Date, and end at 12:00 p.m. (New York City time) on the Election Date

Interest Payment Dates:

Interest will be paid (i) on the applicable maturity date, and (ii) monthly on the 22nd of each month, beginning on October 22, 2007, provided that if any such day (other than a maturity date) is not a Business Day, then the Interest Payment Date will be postponed to the following day which is a Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Payment Date will be the immediately preceding Business Day

Interest Reset Dates:	September 28, 2007 for the initial interest period, and the 22nd day of each month thereafter

Interest Determination Dates:	Two London Business Days prior to the relevant Interest Reset Date

Coupon:	1-month LIBOR (Reuters Page LIBOR01) plus the Spread (first coupon to be based on LIBOR interpolated for the shorter first interest period)

Spread:	For Interest Reset Dates Occurring	Spread

	From and including September 28, 2007 to and including January 22, 2008	Plus 0.17%
	From and including February 22, 2008 to and including January 22, 2009	Plus 0.19%

Denominations:	$1,000 or any larger whole multiple

Underwriter:	Lehman Brothers Inc.

Business Days:	New York and London

Day Count:	Actual/360

CUSIP:	52520WDK4

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.